Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 13 DATED July 19, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 14, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated December 14, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 15, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisitions

Bluejay Commons Controlled Subsidiary - Rincon, GA

On July 13, 2023 we acquired ownership of a “majority-owned subsidiary”, FR - Bluejay Commons, LLC (“Bluejay Commons Controlled Subsidiary”), for a purchase price of approximately $113,835, which is the initial stated value of our equity interest in a new investment round in Bluejay Commons Controlled Subsidiary (“Bluejay Commons Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in Bluejay Commons Controlled Subsidiary, for a purchase price of approximately $2,241,200 (“Bluejay Commons Interval Fund Investment” and, together with Bluejay Commons Growth eREIT VII Investment, “Bluejay Commons Investment”). Bluejay Commons Controlled Subsidiary used the proceeds of the Bluejay Commons Investment to acquire eight (8) single-family detached homes in the planned Bluejay Commons subdivision generally located off of Blue Jay Road in Rincon, GA (the “Bluejay Commons Property”). We anticipate the Bluejay Commons Controlled Subsidiary, or one of our affiliates, will purchase up to one hundred twenty-four (124) single-family detached homes in the Bluejay Commons Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Bluejay Commons Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Bluejay Commons Investment and initial tranche of the eight (8) single-family detached homes occurred concurrently.

Bluejay Commons Controlled Subsidiary is managed by us.

Pursuant to the agreements governing Bluejay Commons Growth eREIT VII Investment, we have authority for the management of Bluejay Commons Controlled Subsidiary, including Bluejay Commons Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by Bluejay Commons Controlled Subsidiary.

The total purchase price for the Bluejay Commons Property is anticipated to be approximately $34,738,600, an average of approximately $280,150 per home. We anticipate additional hard costs of approximately $90,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $1,277,000 bringing the total projected project cost for the Bluejay Commons Property to approximately $36,105,600. The home builder expects to deliver approximately nine (9) homes per month, with full delivery of the one hundred twenty-four (124) homes expected in September 2024. Bluejay Commons Property consists of a mix of unit types and floorplans, inclusive of 3 bedroom single-family homes ranging from 1,528 square feet to 1,579 square feet and 4 bedroom single-family homes ranging from 1,759 square feet to 2,100 square feet. Professional third-party property management will be installed to manage the Bluejay Commons Property.

The following table contains underwriting assumptions for the Bluejay Commons Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Bluejay Commons	5.00%	3.00%	3.00%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.